Marani Brands, Inc.
13152 Raymer Street Suite 1-A
North Hollywood, Ca. 91605
Phone 818-503-5200
Fax: 818-503-4478

March 26, 2010

John Reynolds
Assistant Director
United States
Securities and Exchange Commission
Washington, D.C. 20549-3561

Re:	Marani Brands, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
Form 10-Q for the Quarterly Period Ended December 31, 2009
File No. 333-123176

Dear Mr. Reynolds:

Request is hereby made on behalf of Marani Bands, Inc. that the time for the Company’s response to the SEC comment letter of March 12, 2010, be extended to Friday April 2, 2010.  The additional time for our response is necessary to review the responses with the Company’s auditor.

Sincerely yours,

 /s/ Margrit Eyraud
Margrit Eyraud
Chief Executive Officer